## Contact

www.linkedin.com/in/brian-o-neil-b012b91 (LinkedIn)

## Top Skills

Strategy
Supply Chain
Supply Chain Management

# Brian O'Neil

Chief Operating Officer
Raleigh-Durham-Chapel Hill Area

## Summary

Senior executive recognized for leading bold change, elevating organizational capability and performance, and developing winning teams by aligning end-to-end organization to deliver breakthrough results.  Passionate leader with strong track record of driving continuously improving business results, both in the United States and Europe.  Skilled at deploying strategies and enlisting engagement to sustain gains.  History of building organizations that deliver outstanding customer service in both discrete manufacturing and process manufacturing environments.

## Experience

### Bow Wow Labs

Chief Operating Officer
December 2022 - Present (2 months)

Bow Wow Labs is dedicated to delivering products and services that promote safety, health and happiness to dogs.

### Function of Beauty

Chief Operating Officer
March 2021 - March 2022 (1 year 1 month)
Paxinos, Pennsylvania, United States

### Harry's, Inc.

Chief Supply Chain Officer
June 2018 - October 2020 (2 years 5 months)
Greater New York City Area

A privately held rapidly growing disruptive leader in the CPG space.  Started as a pioneering direct to consumer e-commerce player, now an omnichannel distributed through leading global retailers.

Assigned to bring separately led operations functions into a global end-to-end supply chain operations team to enable rapid scaling and portfolio expansion

from male shaving products to a full line of male and female consumer goods products.

## Firestone Building Products

### Chief Operating Officer

December 2014 - January 2018 (3 years 2 months)

Nashville, Tennessee

Led end-to-end operations in an industry leader within the commercial exterior building products industry; providing building envelope systems including roofing, accessory products and site water control.

Restructured operations team to establish an end-to-end supply chain in a period of significant change. While readying the organization for its transition to Nashville, I initiated an operational excellence journey to fully support the commercial plan.

## Ply Gem

### SVP Operations

July 2013 - December 2014 (1 year 6 months)

Cary, NC

An industry leader in exterior building products including windows, doors, siding and accents, stone veneer, fence and rail.

Assigned to lead organization through a transformation from independent operations (through acquisitions) to a cohesive end-to-end supply chain, and to lead step change operational improvements.

## Marietta Corporation

### SVP Operations and Supply Chain

February 2012 - June 2013 (1 year 5 months)

Cortland, NY

A private equity owned manufacturer of personal care, consumer goods, and guest amenities products serving the contract manufacturing markets.

Focus was on building organizational capability and sharpening executive team's focus on strategy and execution.

## Coty

### Vice President, General Manager

December 2008 - February 2012 (3 years 3 months)

Sanford, North Carolina

A global leader of consumer products including high end fragrances, color cosmetics, and toiletries.

General manager of Coty's largest manufacturing operation, serving both its prestige and beauty businesses. Led operational turnaround as well as global operations strategy deployment process and its global lean deployment.

### P&G/Gillette Global Business Unit

11 years 7 months

#### Operations General Manager

May 1997 - November 2008 (11 years 7 months)

A global leader in consumer products including personal grooming, pharmaceutical, consumer portable power, oral care, and small electrical appliances. Supported the merger of Procter & Gamble and The Gillette Company following P&G's acquisition of Gillette.

#### Director of Operations, Strategy, and Improvement Europe

June 2005 - May 2006 (1 year)

### The Gillette Company, P&G

8 years 3 months

#### Director of Manufacturing, Specialty Products

March 2001 - June 2005 (4 years 4 months)

#### Filling Operations / Blade and Razor Packaging Manager

April 1997 - March 2001 (4 years)

### Viacord

#### Vice President Operations

September 1994 - September 1996 (2 years 1 month)

### NutraMax Products

#### Vice President Manufacturing Operations

September 1990 - September 1994 (4 years 1 month)

## Education

### Boston College

BS, chemistry